United States securities and exchange commission logo





                               June 27, 2023

       Christopher Garner
       Chief Executive Officer
       Brookwood Fenton Investments LLC
       23944 Eureka Rd., Suite 107
       Taylor, Michigan 48180

                                                        Re: Brookwood Fenton
Investments LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed June 13, 2023
                                                            File No. 024-12278

       Dear Christopher Garner:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed June 13, 2023

       Compensation of Officers and the Manager, page 21

   1. Please revise to more fully discuss the compensation of the manager. In this regard, we note that Section 5.9
of the operating agreement of Brookwood Fenton Investments LLC filed as Exhibit 3
entitles the manager to receive   in addition to an organizational fee and
                                                        reimbursements   a
development fee, an operational management fee, and a share of profits and losses in
its capacity as Class B member.
       General

   2.                                                   We refer to Sections
19.8 and 19.9 of the operating agreement of Brookwood Fenton
                                                        Investments LLC filed
as Exhibit 3. Please revise Section 19.8 to clearly state, if true, that the mandatory mediation
provision does not apply to claims under the U.S. federal
                                                        securities laws. Also
revise the Securities Being Offered section of your offering circular to briefly describe the
mandatory mediation provision and the arbitration provision,
 Christopher Garner
FirstName
BrookwoodLastNameChristopher    Garner
            Fenton Investments LLC
Comapany
June       NameBrookwood Fenton Investments LLC
     27, 2023
June 27,
Page 2 2023 Page 2
FirstName LastName
         including to clearly state whether the provisions apply to claims under the U.S. federal securities laws.

         Additionally, please revise your offering circular to add an appropriately captioned risk factor highlighting the risks of these provisions to purchasers, including increased costs to bring a claim, limited access to information, and that the provisions can discourage
         claims or limit purchasers    ability to bring a claim in a judicial
forum that they find
         favorable. Also discuss any uncertainty about the enforceability of the provisions.
3. We refer to Section 19.11 of the operating agreement of Brookwood Fenton Investments
         LLC filed as Exhibit 3, which identifies the United States District Court for Genesee
         County, Michigan as the exclusive forum for any suit, legal action or proceeding relating to or arising under the operating agreement. Please revise Section
19.11 to clearly state
         whether the choice of venue provision applies to claims under the U.S. federal securities laws. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

         Additionally, please revise the Securities Being Offered section of your offering circular to briefly describe the choice of venue provision, including to clearly state whether the provision applies to claims under the U.S. federal securities laws. Further, if the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

         Finally, please revise your offering circular to add an appropriately captioned risk factor highlighting the risks of this provision to purchasers, including increased costs to bring a claim and that the provision can discourage claims or limit purchasers ability to bring a claim in a judicial forum that they find favorable. Also discuss any uncertainty about the enforceability of the provision.
4. Please revise the signatures page to include your principal accounting officer. Refer to
         Instruction 1 to Signatures of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Christopher Garner
Brookwood Fenton Investments LLC
June 27, 2023
Page 3

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                        Sincerely,
FirstName LastNameChristopher Garner
                                                        Division of Corporation
Finance
Comapany NameBrookwood Fenton Investments LLC
                                                        Office of Real Estate &
Construction
June 27, 2023 Page 3
cc:       Nicholas Antaki
FirstName LastName